# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Stablecoin Development Corp, CIK 0001389545
CUSIP: 66987P508
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2000 POWELL STREET, SUITE 1150, EMERYVILLE, California (CA), 94608
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-26-237063
Filed by CIK 0002025889

## Reporting persons
- Tether Global Investments Fund, S.I.C.A.F., S.A.: type of reporting person: other (OO); citizenship or place of organization: El Salvador (H3); sole voting power 0; shared voting power 5,617,689; sole dispositive power 0; shared dispositive power 5,617,689; aggregate amount beneficially owned 5,617,689 (9.99% of the class); the aggregate amount excludes certain shares
- Tether Investments, S.A. de C.V.: type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); sole voting power 0; shared voting power 5,617,689; sole dispositive power 0; shared dispositive power 5,617,689; aggregate amount beneficially owned 5,617,689 (9.99% of the class); the aggregate amount excludes certain shares
- Giancarlo Devasini: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); sole voting power 0; shared voting power 5,617,689; sole dispositive power 0; shared dispositive power 5,617,689; aggregate amount beneficially owned 5,617,689 (9.99% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: Stablecoin Development Corp
Address of issuer's principal executive offices: 2000 POWELL STREET, SUITE 1150 EMERYVILLE CA 94608

## Item 2. Person Filing
Name of person filing: This statement is being filed by Tether Global Investments Fund, S.I.C.A.F., S.A., Tether Investments, S.A. de C.V. ("Tether Investments") and Giancarlo Devasini (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is Final Av. La Revolucion, Colonia San Benito, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, Oficina 2, Distrito de San Salvador, Municipio de San Salvador Centro, Republica de El Salvador.
Citizenship: Tether Global Investments Fund, S.I.C.A.F., S.A. and Tether Investments are organized under the laws of the Republic of El Salvador. Mr. Devasini is an Italian citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Due to the Ownership Limitation (as defined below), each Reporting Person may be deemed to beneficially own 5,617,689 shares of Common Stock, consisting of warrants exercisable for the same number of shares of Common Stock.

The securities reported herein are directly owned by Tether Investments, a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A. Mr. Giancarlo Devasini holds a greater than 50% voting interest in Tether Global Investments Fund, S.I.C.A.F., S.A., and thus indirectly holds voting and dispositive power with respect to the securities held by Tether Global Investments Fund, S.I.C.A.F., S.A., including securities held by Tether Investments.

The number of shares of Common Stock into which certain warrants held by Tether Investments are convertible is limited pursuant to the terms of such warrants to that number of shares of Common Stock that would result in the Reporting Persons and their affiliates having aggregate beneficial ownership of more than 9.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"). In accordance with Rule 13d-4 under the Exchange Act, the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon any conversion of the warrants held by Tether Investments to the extent that such conversion would cause the Reporting Persons' aggregate beneficial ownership to exceed or remain above the Ownership Limitation. Due to the Ownership Limitation, as of the date of this filing, the Reporting Persons disclaim beneficial ownership with respect to the remaining 16,257,311 shares of Common Stock into which such warrants would otherwise be convertible.
Percent of class:
See Item 11 of each of the cover pages.

This percentage is calculated based upon (i) 50,615,437 shares of Common Stock reported as issued and outstanding as of July 27, 2026, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on July 30, 2026, together with (ii) 5,617,689 shares of Common Stock issuable upon the conversion of certain warrants held by Tether Investments.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Items 2 and 4 above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Tether Global Investments Fund, S.I.C.A.F., S.A.: /s/ Omar Rossi, Omar Rossi, Sole Administrator (08/17/2026)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (08/17/2026)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Individual (08/17/2026)